UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

    Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio

June 24, 2015

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	December 31, 2014
		Nonparticipant-Directed
	Participant-
ASSETS	Directed	Allocated	Unallocated	Total
Investments, at fair value (see Note 7)
Registered investment companies	$250,241,539	$7,228,596	$-	$257,470,135
Collective trust funds	1,294,993,803	-	-	1,294,993,803
Common stock other than NextEra Energy, Inc. common stock	327,321,877	-	-	327,321,877
NextEra Energy, Inc. common stock	422,746,392	875,088,227	102,892,653	1,400,727,272
U.S. Treasury notes	155,550,502	-	-	155,550,502
Government agency notes	26,491,443	-	-	26,491,443
Asset-backed securities	44,677,017	-	-	44,677,017
Mortgage-backed securities	48,666,761	-	-	48,666,761
Corporate bonds	46,716,784	-	-	46,716,784
Interest bearing cash	30,224	-	-	30,224
Other	71,912	-	-	71,912

Total investments, at fair value	2,617,508,254	882,316,823	102,892,653	3,602,717,730

Receivables
Participant loans	71,873,571	-	-	71,873,571
Pending trades due from brokers	247,556	-	-	247,556
Other receivables	1,177,170	-	26	1,177,196

Total receivables	73,298,297	-	26	73,298,323

Non-interest bearing cash	332,995	9	-	333,004

Total assets	2,691,139,546	882,316,832	102,892,679	3,676,349,057

LIABILITIES
Leveraged ESOP note:
Current	-	-	27,265,500	27,265,500
Non-current	-	-	3,340,882	3,340,882
Interest payable (Leveraged ESOP)	-	-	98,859	98,859
Pending trades due to brokers	760,319	-	-	760,319
Other payables	1,680,687	353,835	-	2,034,522

Total liabilities	2,441,006	353,835	30,705,241	33,500,082

Net assets, reflecting all investments at fair value	2,688,698,540	881,962,997	72,187,438	3,642,848,975

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(6,149,366)	-	-	(6,149,366)

NET ASSETS AVAILABLE FOR BENEFITS	$2,682,549,174	$881,962,997	$72,187,438	$3,636,699,609

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	December 31, 2013
		Nonparticipant-Directed
	Participant-
ASSETS	Directed	Allocated	Unallocated	Total
Investments, at fair value (see Note 7)
Registered investment companies	$526,086,973	$6,436,000	$-	$532,522,973
Collective trust funds	919,369,341	-	-	919,369,341
Common stock other than NextEra Energy, Inc. common stock	318,965,584	-	-	318,965,584
NextEra Energy, Inc. common stock	375,171,456	716,457,201	155,368,278	1,246,996,935
U.S. Treasury notes	168,724,309	-	-	168,724,309
Government agency notes	34,014,907	-	-	34,014,907
Asset-backed securities	41,763,027	-	-	41,763,027
Mortgage-backed securities	52,329,930	-	-	52,329,930
Corporate bonds	49,418,093	-	-	49,418,093
Other	79,401	-	-	79,401

Total investments, at fair value	2,485,923,021	722,893,201	155,368,278	3,364,184,500

Receivables
Participant loans	70,604,491	-	-	70,604,491
Pending trades due from brokers	5,352,357	-	-	5,352,357
Company contributions	-	-	702,141	702,141
Other receivables	4,081,294	736	27	4,082,057

Total receivables	80,038,142	736	702,168	80,741,046

Non-interest bearing cash	918,311	-	-	918,311

Total assets	2,566,879,474	722,893,937	156,070,446	3,445,843,857

LIABILITIES
Leveraged ESOP note:
Current	-	-	24,835,245	24,835,245
Non-current	-	-	30,606,382	30,606,382
Interest payable (Leveraged ESOP)	-	-	179,076	179,076
Pending trades due to brokers	4,996,289	-	-	4,996,289
Other payables	2,014,957	165,232	-	2,180,189

Total liabilities	7,011,246	165,232	55,620,703	62,797,181

Net assets, reflecting all investments at fair value	2,559,868,228	722,728,705	100,449,743	3,383,046,676

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,154,023)	-	-	(7,154,023)

NET ASSETS AVAILABLE FOR BENEFITS	$2,552,714,205	$722,728,705	$100,449,743	$3,375,892,653

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

		Nonparticipant-Directed
	Participant-
	Directed	Allocated	Unallocated	Total
Additions to net assets attributed to:
Net appreciation in fair value of investments
Registered investment companies	$22,621,423	$-	$-	$22,621,423
Collective trust funds	71,762,144	-	-	71,762,144
Common stock other than NextEra Energy, Inc. common stock	19,341,121	-	-	19,341,121
NextEra Energy, Inc. common stock	86,320,705	169,789,511	30,019,726	286,129,942
Interest income	8,542,264	-	79	8,542,343
Dividend income	25,525,164	23,678,643	4,277,115	53,480,922

Net investment income	234,112,821	193,468,154	34,296,920	461,877,895

Contributions
Participant	127,528,340	-	-	127,528,340
Employer	-	477,257	708,354	1,185,611
Allocation of leveraged ESOP shares	-	58,917,313	-	58,917,313

Total contributions	127,528,340	59,394,570	708,354	187,631,264

Transfer from/to nonparticipant-directed investments	37,201,211	358,920	-	37,560,131

Total net additions	398,842,372	253,221,644	35,005,274	687,069,290

Deductions from net assets attributed to:
Interest expense	-	-	4,350,266	4,350,266
Benefit payments to participants and beneficiaries	264,418,474	56,537,970	-	320,956,444
Management and administrative expenses	4,230,009	248,171	-	4,478,180
Transfer from/to participant directed to non-participant directed investments	358,920	37,201,211	-	37,560,131
Decrease in leveraged ESOP unallocated account	-	-	58,917,313	58,917,313

Total deductions	269,007,403	93,987,352	63,267,579	426,262,334

Net increase/(decrease)	$129,834,969	$159,234,292	$(28,262,305)	$260,806,956

Net assets available for benefits at December 31, 2013	$2,552,714,205	$722,728,705	$100,449,743	$3,375,892,653

Net assets available for benefits at December 31, 2014	$2,682,549,174	$881,962,997	$72,187,438	$3,636,699,609

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participation in the Plan is voluntary. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to elect to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries, with the exception of employees in the International Brotherhood of Electrical Workers local 2150 (IBEW 2150) at NextEra Energy Point Beach, LLC (NextEra Energy Point Beach), are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. Employees in the IBEW 2150 at NextEra Energy Point Beach are eligible to participate in the Plan on the first day of employment.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions (see Note 4). The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution of dividends with the balance reinvested in Company Stock. Dividends on unallocated Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan. In addition, individuals age 50 or older who contributed the maximum annual amount allowable under the Pretax Option in the Plan have the option of contributing an additional catch up contribution in accordance with Code Section 414(v).

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NextEra Energy Point Beach bargaining unit eligible employees represented by IBEW 2150 (Eligible Employee) hired or rehired after January 1, 2008 are deemed to have elected to make a Pretax Contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire.

Participants can elect to invest in any combination of different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan as of December 31, 2014 and 2013.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries Non-Bargaining and Bargaining Unit Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) Non-Bargaining Employees hired prior to November 1, 2002 NextEra Energy Seabrook Bargaining Unit Employees hired prior to January 1, 2004	100% on the first 3% of employee contribution

NextEra Energy Duane Arnold, LLC (NextEra Energy Duane Arnold) Non-Bargaining Employees hired prior to January 27, 2006 and NextEra Energy Point Beach Non-Bargaining Employees hired prior to September 28, 2007

NextEra Energy Duane Arnold Bargaining Unit Employees and NextEra Energy Point Beach Bargaining Unit Employees (not represented by IBEW 2150)

100% on the first 3% of employee contribution 50% on the next 2% of employee contribution
NextEra Energy Point Beach Bargaining Unit Employees represented by IBEW 1250	100% on the first 1% of employee contribution 50% on the next 6% of employee contribution

All or part of required Company contributions to the Plan are made in the form of Company Stock allocated from shares held in suspense in the Leveraged ESOP account based on the fair value of the shares on the date of allocation. The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP account and the required principal and interest payments on Acquisition Indebtedness (see Note 4). In 2014 the Company contributed cash of $708,354 for required principal and interest payments on Acquisition Indebtedness and a cash contribution of $477,257 for matching contributions on eligible earnings for certain bargaining unit employees. Contributions are subject to certain limitations.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. At December 31, 2014 and 2013, the balance of the forfeiture account was $266,936 and $76,103, respectively. Forfeitures applied to administrative fees in 2014 totaled $701,602.

Vesting

Participants are immediately 100% vested in employee contributions.

Company matching contributions vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service, except as noted below.

NextEra Energy Seabrook non-bargaining employees hired prior to November 1, 2002, NextEra Energy Duane Arnold non-bargaining employees hired prior to January 27, 2006 and NextEra Energy Point Beach non-bargaining employees hired prior to September 28, 2007 are fully vested immediately in Company matching contributions. For employees of NextEra Energy Maine Operating Services, LLC (NextEra Energy Maine) hired prior to August 1, 2006, Company matching contributions are fully vested upon attaining six months of service.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

For bargaining unit employees of NextEra Energy Maine hired prior to May 15, 2008, employer contributions are fully vested upon attaining six months of service. For bargaining unit employees of NextEra Energy Seabrook hired prior to January 1, 2009 and bargaining unit employees of NextEra Energy Point Beach other than employees represented by IBEW 2150, employer contributions are fully vested immediately. For bargaining unit employees of NextEra Energy Point Beach represented by IBEW 2150 hired on or after September 28, 2007, employer contributions are fully vested after attaining one year of service. For bargaining unit employees of NextEra Energy Duane Arnold existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006), employer contributions are fully vested. For all bargaining unit employees of NextEra Energy Point Beach existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007), employer contributions are fully vested.

Under certain circumstances, an employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. The annual rate of interest on Participant loans is fixed and takes into account the prime rate at the time of origination of the loan. Loans outstanding at December 31, 2014 carry an interest rate of 3.25% and mature between 2015 and 2020.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures or revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code that limit this right while Leveraged ESOP Acquisition Indebtedness remains outstanding. In the event of Plan termination, Participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Classification of Various Items

Certain reclassifications of prior period amounts have been made to conform to the current presentation. These reclassifications did not have a material impact on the Plan’s financial position or changes in net assets available for benefits.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Investment Valuation

The Plan’s investments are reported at fair value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock and other common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (level 1 inputs), which represent the net asset value of such shares at year end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (level 1 inputs). Company Stock and other common stock are valued at their quoted market price in active markets (level 1 inputs).

Investment in shares of commingled funds, which are registered investment companies, are valued at the net asset value of such shares held (level 2 inputs). The investment objectives of these registered investment companies valued at net asset value vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, and/or money market securities. Each of these registered investment companies which are valued at net asset value provide for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (level 2 inputs). The investment objectives of the underlying collective trust funds vary, with holdings which include diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities, commodity securities and/or real estate securities. Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

Interest bearing cash: Interest bearing cash plus accrued interest is reported at cost which approximates fair value (level 2).

Managed Income Fund: The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 8 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates.

The Managed Income Fund is a synthetic guaranteed investment contract which is valued at the estimated fair value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. The fair values of U.S. Treasury notes are reflected at the closing price reported in the active market in which the security is traded (level 1 inputs). Asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (level 2 inputs). The fair values of corporate bonds are estimated based on yields currently available on comparable securities of issues with similar credit ratings (level 2 inputs). The fair values of government agency notes are estimated based on current rates for similar instruments (level 2 inputs).

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Wrapper contracts:  Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. For 2014 and 2013, the fair value of the wrapper contracts was not material. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund because the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A wrap issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the wrap issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily; securities held in the Leveraged ESOP account are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances in the Plan.

3.  Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4.  Leveraged Employee Stock Ownership Plan

In December 1990, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) borrowed $360 million (Acquisition Indebtedness) from NextEra Energy Capital Holdings, Inc. to purchase approximately 24.8 million shares of Company Stock. On December 31, 2013 the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan was merged with and into the Plan. In conjunction with the plan merger, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) was renamed the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) and amended to be a single trust. The Company Stock acquired by the Master Trust (now held in the Trust) is initially held in a separate account (Leveraged ESOP account) until shares are allocated to the accounts of participants under the plan.

Acquisition Indebtedness

The Acquisition Indebtedness (Leveraged ESOP Note) is currently held by EMB Investments, Inc. (the Lender) which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc. The Leveraged ESOP Note is currently scheduled to mature in 2016 and bears interest at a fixed rate of 9.69% per annum. The Leveraged ESOP Note is to be repaid quarterly using dividends received on both Company Stock held by the Leveraged ESOP account and Leveraged ESOP shares allocated to Participants’ accounts under the

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Plan, together with cash contributions from the Company. For dividends on shares allocated to Participants’ accounts used to repay the loan, additional shares equal in value to those dividends are allocated to Participants’ accounts under the Plan. In 2014, dividends received from shares held by the Leveraged ESOP account and shares allocated to Participants’ accounts totaled $4,277,115 and $23,678,643, respectively. Employer contributions for the 2014 debt service shortfall totaled $708,354.

The unallocated shares of Company Stock acquired with the proceeds of the Leveraged ESOP Note are collateral for the Leveraged ESOP Note. As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on Leveraged ESOP shares allocated to Participants’ accounts used to repay the Leveraged ESOP Note. The number of shares released from the Leveraged ESOP account and allocated to Participants’ accounts during the year is based on the ratio of the total of the current year’s principal and interest payments on the Leveraged ESOP Note to the total principal and interest payments remaining, including the current year. In 2014, the number of shares required to be released exceeded the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares. The additional shares were allocated to participants in accordance with the terms of the Plan. During 2014, 846,589 shares of Company Stock were released from collateral for the Leveraged ESOP Note. The 846,589 shares consisted of 500,130 shares to provide Company matching contributions, 101,690 shares allocated in accordance with the terms of the plan and 244,769 shares to restore dividends on allocated Leveraged ESOP shares used to repay the Leveraged ESOP Note.

The Leveraged ESOP Note, with carrying values of $30,606,382 and $55,441,627 at December 31, 2014 and 2013, respectively, is estimated to have a fair value that is not materially different from carrying value. The fair value is estimated using a discounted cash flow valuation technique, based upon interest rates currently available to the Company on debt with similar terms, maturities, and structures (level 2 inputs).

The scheduled principal repayments of the Leveraged ESOP Note are as follows:

Year	Repayment Amount
2015	$ 27,265,500
2016	$ 3,340,882

5.  Nonparticipant-directed Investments

The nonparticipant-directed net assets of the Plan and changes therein consist of those reflected in the financial statements as “Nonparticipant-Directed Unallocated” and “Nonparticipant-Directed Allocated.”

6.  Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Leveraged ESOP Note is currently held by the Lender which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc., which is a wholly-owned subsidiary of the Company. As of December 31, 2014 and 2013, 968,037 and 1,814,626 shares, respectively of Company Stock held by the Plan served as collateral for the Leveraged ESOP Note.

Dividend income earned by the Plan includes dividends on Company Stock. Dividends received on both Company Stock held by the Leveraged ESOP account and Leveraged ESOP shares allocated to Participants’ accounts under the Plan, together with cash contributions from the Company, are used to repay the Leveraged ESOP Note. Certain dividends on shares held in Participants’ accounts are reinvested in Company Stock for the benefit of the Plan’s Participants pursuant to the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates.

At December 31, 2014 and 2013, the number of shares of Company Stock held in Participants’ accounts totaled 12,210,317 and 12,749,692, respectively, with a fair value of $1,297,834,619 and $1,091,628,657, respectively. During 2014, dividends on shares of Company Stock held in Participants’ accounts totaled $35,651,171 and dividends on shares of Company Stock held in the Leveraged ESOP account totaled $4,277,115.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party-in-interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Participant Loans held by the Plan of $71,873,571 and $70,604,491 at December 31, 2014 and December 31, 2013, respectively, are also considered party-in-interest transactions.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

7.  Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements At December 31, 2014 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks (a)	$327,321,877	$-	$-	$327,321,877
Company Stock	422,746,392	-	-	422,746,392
Equity commingled funds (b)(c)	73,816,780	925,824,653	-	999,641,433
Fixed income commingled funds (d)(e)(f)	91,141,829	136,648,175	-	227,790,004
Blended commingled funds (g)	-	317,803,905	-	317,803,905
U.S. Treasury notes	155,550,502	-	-	155,550,502
Government agency notes	-	26,491,443	-	26,491,443
Asset-backed securities	-	44,677,017	-	44,677,017
Mortgage-backed securities	-	48,666,761	-	48,666,761
Corporate bonds (h)	-	46,716,784	-	46,716,784
Interest bearing cash	-	30,224	-	30,224
Wrapper contracts	-	71,912	-	71,912

Total participant-directed investments	1,070,577,380	1,546,930,874	-	2,617,508,254

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company Stock	977,980,880	-	-	977,980,880
Fixed income commingled funds (d)	7,228,596	-	-	7,228,596

Total nonparticipant-directed investments	985,209,476	-	-	985,209,476

Total investments at fair value	$2,055,786,856	$1,546,930,874	$-	$3,602,717,730

(a) Includes foreign investments of $28,046,809 classified as Level 1.

(b) Includes registered investment companies of $73,816,780 classified as Level 1.

(c) Includes collective trust funds of $925,824,653 including foreign funds of $118,042,411 classified as Level 2.

(d) Includes money market mutual fund investments of $90,240,916 and registered investment company investments of $8,129,509 classified as Level 1.

(e) Includes registered investment company investments of $85,282,930 and collective trust fund investments of $51,365,245 classified as Level 2.

(f) Includes foreign investments of $9,992,650 classified as Level 2.

(g) Includes collective trust fund investments of $317,803,905 classified as Level 2.

(h) Includes foreign investments of $21,402,312 classified as Level 2.

During the 2014 Plan year there were no transfers between Level 1 and Level 2 investments.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2013:

	Fair Value Measurements At December 31, 2013 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks (a)	$318,965,584	$-	$-	$318,965,584
Company Stock	375,171,456	-	-	375,171,456
Equity commingled funds (b)(c)	347,516,303	583,130,690	-	930,646,993
Fixed income commingled funds (d)(e)(f)	84,113,063	148,585,694	-	232,698,757
Blended commingled funds (g)	-	282,110,564	-	282,110,564
U.S. Treasury notes	168,724,309	-	-	168,724,309
Government agency notes (h)	-	34,014,907	-	34,014,907
Asset-backed securities	-	41,763,027	-	41,763,027
Mortgage-backed securities	-	52,329,930	-	52,329,930
Corporate bonds (i)	-	49,418,093	-	49,418,093
Wrapper contracts	-	79,401	-	79,401

Total participant-directed investments	1,294,490,715	1,191,432,306	-	2,485,923,021

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company Stock	871,825,479	-	-	871,825,479
Fixed income commingled funds (d)	6,436,000	-	-	6,436,000

Total nonparticipant-directed investments	878,261,479	-	-	878,261,479

Total investments at fair value	$2,172,752,194	$1,191,432,306	$-	$3,364,184,500

(a) Includes foreign investments of $19,575,556 classified as Level 1.

(b) Includes registered investment companies of $347,516,303 classified as Level 1.

(c) Includes collective trust funds of $583,130,690 including foreign funds of $133,473,626 classified as Level 2.

(d) Includes money market mutual fund investments of $86,888,516 and registered investment company investments of $3,660,547 classified as Level 1.

(e) Includes registered investment company investments of $94,457,608 and collective trust fund investments of $54,128,086 classified as Level 2.

(f) Includes foreign investments of $11,224,497 classified as Level 2.

(g) Includes collective trust fund investments of $282,110,564 classified as Level 2.

(h) Includes foreign investments of $3,059,689 classified as Level 2.

(i) Includes foreign investments of $17,931,606 classified as Level 2.

During the 2013 Plan year there were no transfers between Level 1 and Level 2 investments.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Individual investments in the Plan that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013

NextEra Energy, Inc. common stock:
Held in NextEra Energy, Inc. Stock Leveraged ESOP Fund (non-participant directed allocated)	$875,088,227	$716,457,201
Held in NextEra Energy, Inc. Stock Fund	422,746,392	375,171,456
Held in NextEra Energy, Inc. Stock Leveraged ESOP Fund (non-participant directed unallocated)	102,892,653	155,368,278

Total NextEra Energy, Inc. common stock	$1,400,727,272	$1,246,996,935

8.  Managed Income Fund

At December 31, 2014, the contract value and fair value of fully benefit-responsive investment contracts was $317,117,595 and $323,266,961, respectively. At December 31, 2013, the contract value and fair value of fully benefit-responsive investment contracts was $344,996,988 and $352,151,011, respectively. The fair value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies of $2,020,594 and $900,292, respectively, at December 31, 2014 and 2013. The average yield for the portfolio of fully benefit-responsive investment contracts based on annualized earnings was 1.61% and 1.49% for 2014 and 2013, respectively. The average yield based on the interest rate credited to Participants at December 31, 2014 and December 31, 2013 was 1.61% and 1.44%, respectively. The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts’ book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

9.  Income Taxes

On November 14, 2013, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. In January 2015 an application for renewal of favorable determination status was filed with the IRS. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, the Company will be able to claim an income tax deduction for dividends used to repay the Leveraged ESOP Note and for dividends on Company Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash; all dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations by the IRS for years prior to 2011.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$3,636,699,609	$3,375,892,653
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,149,366	7,154,023

Net assets per Form 5500	$3,642,848,975	$3,383,046,676

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2014
Increase in net assets available for benefits per the financial statements	$260,806,956
Plus: Current year adjustment to contract value for investments in fully benefit-responsive contracts	6,149,366
Less: Prior year adjustment to contract value for investments in fully benefit-responsive contracts	(7,154,023)

Net income per Form 5500	$259,802,299

In accordance with accounting guidance, the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

11.  Subsequent Events

All non-bargaining employees and certain bargaining employees hired on or after January 1, 2015 will be deemed to have elected to make a Pretax Contribution of 3% in the Plan unless such employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash and Cash Equivalents:
	Swiss Franc	30,049	**	30,224

	Total Cash and Cash Equivalents		-	$30,224

	Common Stock:
	Actavis PLC	4,000	**	1,029,640
	Airbnb	6,435	**	261,988
	Alexion Pharmaceuticals Inc.	24,400	**	4,514,732
	Alibaba Group Holding Limited	14,494	**	1,506,506
	Allergan Inc.	13,500	**	2,869,965
	Amazon.com Inc.	22,300	**	6,920,804
	American Airlines Group Inc	92,500	**	4,960,775
	Apple Inc.	18,000	**	1,986,840
	ASML Hldg NV	10,700	**	1,153,781
	Baidu Inc. Spon ADR	13,100	**	2,986,407
	Biogen Idec Inc.	12,200	**	4,141,290
	Boeing Co	44,100	**	5,732,118
	Carmax Inc.	20,700	**	1,378,206
	Celgene Corp	33,300	**	3,724,938
	Chipotle Mexican Grill Inc.	1,750	**	1,197,893
	CTRIP.COM Intl Ltd Adr	19,600	**	891,800
	Danaher Corp	65,900	**	5,648,289
	Delphi Automotive PLC	25,700	**	1,868,904
	Dropbox Inc.	15,913	**	303,938
	Ecolab Inc.	1,900	**	198,588
	EQT Corp	20,000	**	1,514,000
	Estee Lauder Cos Inc. Class A	18,900	**	1,440,180
	Facebook Inc. Class A	50,099	**	3,908,724
	FedEx Corp	9,700	**	1,684,502
	Flipkart LTD Serv G PC PP	1,819	**	217,843
	Flowserve Corp.	16,200	**	969,246
	Gilead Sciences Inc.	46,100	**	4,345,386
	Google Inc. Class A	8,800	**	4,669,808
	Google Inc. Class C	8,400	**	4,421,760
	Hanesbrands Inc.	8,200	**	915,284
	Hilton Worldwide Holdings Inc.	57,113	**	1,490,078
	Humana Inc.	12,200	**	1,752,286
	Hunt J B Transport Services Inc	21,700	**	1,828,225
	Intercontinental Exchange Inc.	5,400	**	1,184,166
	Intuitive Surgical Inc	6,870	**	3,633,818
	Kansas City Southern	8,600	**	1,049,458
	Lilly (ELI) & Co	27,200	**	1,876,528
	Linkedin Corp Class A	5,400	**	1,240,434
	Living Social.com CNV PFD F PP	8,170	**	2,124
	Lowes Cos Inc.	43,800	**	3,013,440
	McKesson Corp	26,400	**	5,480,112
	MGM Resorts International	118,905	**	2,542,189
	Michael Kors Holdings LTD	8,600	**	645,860
	Morgan Stanley	92,500	**	3,589,000
	Netflix Inc.	3,300	**	1,127,313
	Netsuite Inc.	12,300	**	1,342,791
	Palo Alto Networks Inc.	3,800	**	465,766
	Pioneer Natural Resources Co	17,700	**	2,634,645
	Precision Castparts Corp	16,100	**	3,878,168
	Priceline.Com Inc.	5,580	**	6,362,372
	Range Resources Corp	39,112	**	2,090,536
	Red Hat Inc.	31,400	**	2,170,996
	Regeneron Pharmaceuticals Inc.	2,600	**	1,066,650
	Salesforce.com Inc.	51,000	**	3,024,810
	Servicenow Inc.	22,000	**	1,492,700
	Sherwin Williams Co	9,600	**	2,525,184
	Starbucks Corp	33,100	**	2,715,855
	State Street Corp	27,500	**	2,158,750
	TD Ameritrade Holding Corp	82,600	**	2,955,428
	Tesla Motors Inc.	6,300	**	1,401,183
	Tractor Supply Co.	25,200	**	1,986,264
	Twitter Inc	18,000	**	645,660
	Uber Technologies Inc.	10,648	**	354,765
	Under Armour Inc. Class A	6,000	**	407,400
	United Continental Holdings Inc.	23,900	**	1,598,671
	Unitedhealth Group Inc.	23,100	**	2,335,179
	Valenat Pharmaceuticals (USA)	24,700	**	3,534,817
	Vantiv Inc	30,500	**	1,034,560
	Verisk Analytics Inc. Class A	15,300	**	979,965
	Vertex Pharamaceuticals Inc.	10,600	**	1,259,280
	Vipshop Holdings LTD ADR	45,900	**	896,886
	Visa Inc. Class A	29,709	**	7,789,658
	VMware Inc. Class A	8,300	**	684,916
	Vulcan Materials Co	30,200	**	1,985,046
	Wabtec	21,200	**	1,842,068
	Workday Inc Class A	10,100	**	824,261
	Wynn Resorts Ltd	27,400	**	4,076,024

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Anadarko Pertroleum Corp	6,500	**	536,250
	Apache Corp	20,800	**	1,303,536
	Archer Daniels Midland Co	18,800	**	977,600
	Avon Products Inc.	31,900	**	299,541
	Boeing Co	7,400	**	961,852
	BP Plc Spon Adr	10,400	**	396,448
	Bristol-Myers Squibb Co	18,200	**	1,074,346
	Cablevision Sys Corp NY Group A	21,500	**	443,760
	Campbell Soup Co	9,600	**	422,400
	Carnival Corp Paired CTF	19,600	**	888,468
	Chevron Corp	15,000	**	1,682,700
	Clorox Co	7,000	**	729,470
	Coach Inc.	5,900	**	221,604
	Comcast Corp Class A	7,500	**	435,075
	Conagra Foods Inc.	3,000	**	108,840
	ConocoPhillips	5,000	**	345,300
	Consol Energy Inc.	18,500	**	625,485
	Deere & Co	7,400	**	654,678
	Diamond Offshore Drilling	11,300	**	414,823
	Disney (Walt) Co	5,100	**	480,369
	Dupont (EI) De Nemours & Co	7,800	**	576,732
	Eaton Corp PLC	6,420	**	436,303
	Emerson Electric Co	15,200	**	938,296
	Exxon Mobil Corp	16,700	**	1,543,915
	Flowserve Corp	700	**	41,881
	Ford Motor Co	29,400	**	455,700
	General Electric Co	98,700	**	2,494,147
	General Motors Co	13,873	**	484,306
	Genuine Parts Co	5,800	**	618,106
	GlaxoSmithKline PLC	17,808	**	381,916
	Hess Corp	15,600	**	1,151,592
	Honeywell International Inc.	10,400	**	1,039,168
	Illinois Tool Works Inc.	14,800	**	1,401,560
	International Paper Co	22,200	**	1,189,476
	Johnson & Johnson	13,900	**	1,453,523
	Johnson Controls Inc.	11,900	**	575,246
	Joy Global Inc.	9,700	**	451,244
	Kellogg Co	1,900	**	124,336
	Kohls Corp	16,300	**	994,952
	Macys Inc.	11,100	**	729,825
	Madison Square Garden Co Class A	1,500	**	112,890
	Masco Corporation	21,800	**	549,360
	Mattel Inc.	29,700	**	919,067
	McCormick & Co Inc. Non-Vtg	5,000	**	371,500
	MdDonalds Corp	2,400	**	224,880
	Meadwestvaco Corp	11,800	**	523,802
	Merck & Co Inc. New	19,800	**	1,124,442
	Murphy Oil Corp	14,600	**	737,592
	New York Time Co Class A	20,400	**	269,688
	Newmont Mining Corp	16,800	**	317,520
	News Corp New Class A	17,800	**	279,282
	Nucor Corp	15,100	**	740,655
	Pearson PLC	12,721	**	235,941
	Pepsico Inc.	7,500	**	709,200
	Pfizer Inc.	37,700	**	1,174,355
	PNC Financial Services Group Inc.	14,800	**	1,350,204
	Potash Corp of Saskatchewan	9,200	**	324,944
	Potash Corp of Saskatchewan	700	**	24,745
	Potash Corp of Saskatchewan (US)	1,500	**	52,980
	Quest Diagnostics Inc.	9,100	**	610,246
	Rayonier Inc. REIT	11,900	**	332,486
	Royal Dutch Shell Spn Adr Class A	17,400	**	1,164,930
	Schlumberger LTD	7,000	**	597,870
	Stanley Black & Decker Inc.	8,000	**	768,640
	Staples Inc.	42,200	**	764,664
	Talisman Energy Inc (Cana)	45,000	**	352,350
	Telefonica SA	25,151	**	362,773
	Tiffany & Co	600	**	64,116
	Time Warner Inc.	13,500	**	1,153,170
	United Parcel Service Inc. Class B	9,300	**	1,033,881
	USG Corp New	11,800	**	330,282
	VodaFone Group PLC	50,181	**	174,139
	Vulcan Materials Co	10,200	**	670,446
	Whirlpool Corp	600	**	116,244
	Xylem Inc.	15,500	**	590,085

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	AES Corp	23,000	**	316,710
	American Express Co	10,000	**	930,400
	Analog Devices Inc.	10,800	**	599,616
	Apple Inc.	5,200	**	573,976
	Applied Materials Inc.	37,400	**	932,008
	AT&T Inc.	36,600	**	1,229,394
	Bank of America Corporation	87,200	**	1,560,008
	Bank of New York Mellon Corp	600	**	24,342
	CA Inc.	7,400	**	225,330
	Centurylink Inc.	13,482	**	533,618
	Chubb Corp	4,400	**	455,268
	Cisco Systems Inc.	31,500	**	876,173
	Computer Sciences Corp	6,900	**	435,045
	Corning Inc.	36,700	**	841,531
	Digital Realty Trust Inc.	6,600	**	437,580
	Duke Energy Corp	13,850	**	1,157,029
	Entergy Corp	11,800	**	1,032,264
	Exelon Corp	20,900	**	774,972
	Firstenergy Corp	16,000	**	623,840
	Harris Corp	12,200	**	876,204
	IBM Corp	4,000	**	641,760
*	JPMorgan Chase & Co	38,200	**	2,390,556
	Loews Corp	14,100	**	592,482
	Marsh & McLennan Cos Inc.	22,600	**	1,293,624
	Metlife Inc.	11,100	**	600,399
	Microsoft Corp	18,300	**	850,035
	Motorola Solutions Inc.	2,200	**	147,576
	Nisource Inc.	27,500	**	1,166,550
	Northern Trust Corp	13,300	**	896,420
	Och-Ziff Capital Management Group LLC	8,400	**	98,112
	Qualcomm Inc.	11,900	**	884,527
	Regions Financial Corp	31,300	**	330,528
	Sun Life Financial Inc.	9,800	**	353,388
	Suntrust Banks Inc.	22,600	**	946,940
	Texas Instruments Inc.	13,800	**	737,817
	US Bancorp Del	36,600	**	1,645,170
	Verizon Communications Inc.	18,019	**	842,929
	Wells Fargo & Co	35,800	**	1,962,556
	Western Union Co	19,200	**	343,872
	Weyerhaeuser Co	20,500	**	735,745
	Willis Group Holdings PLC	5,900	**	264,379
	Xcel Energy Inc.	17,700	**	635,784
	Abiomed Inc.	57,800	**	2,199,868
	Affiliated Managers Group Inc.	15,500	**	3,289,720
	Athenahealth Inc.	10,800	**	1,573,560
	Bio Techne Corp.	37,423	**	3,457,885
	Blackbaud Inc.	61,900	**	2,677,794
	Core Labroratories NV	23,128	**	2,783,224
	Coupons Com Inc.	55,898	**	992,190
	Dineequity Inc.	43,368	**	4,494,684
	Dunkin Brands Group Inc.	39,540	**	1,686,381
	Ellie Mae Inc.	29,400	**	1,185,408
	Equity Commonwealth	119,700	**	3,072,699
	Expeditors International of Washington Inc.	60,100	**	2,681,061
	Graco Inc.	44,600		3,576,028
	Heartland Payment Systems Inc.	79,140	**	4,269,603
	J2 Global Inc.	67,720	**	4,198,640
	Logitech Intl SA Reg	177,803	**	2,405,402
	MSCI Inc.	83,200	**	3,947,008
	NIC Inc.	96,332	**	1,733,013
	Outfront Media Inc	53,219	**	1,428,398
	Ritchie Bros Auctioneers (USA)	85,600	**	2,301,784
	Sally Beauty Holdings Inc.	122,600	**	3,768,724
	Shutterstock Inc.	28,800	**	1,990,080
	Ulta Salon Cosmetics & Frg Inc.	22,900	**	2,927,536
	Verifone Systems Inc.	81,931	**	3,047,833
	Zebra Tech Corp Class A	42,402	**	3,282,339
*	NextEra Energy (NextEra Energy, Inc. Stock Fund)	3,977,292	142,985,379	422,746,392
*	NextEra Energy (NextEra Energy, Inc. Stock Leveraged ESOP Fund)	8,233,025	125,066,837	875,088,227
*	NextEra Energy (NextEra Energy, Inc. Stock Leveraged ESOP - Unallocated)	968,037	14,036,537	102,892,653

	Total Common Stock		282,088,752	$1,728,049,149

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Collective Trust Funds:
*	BTC ACWI EX US IMI M	2,684,892	**	29,579,719
*	BTC Equity Index T	1,953,455	**	149,391,642
*	BTC Russell 3000 M	5,129,403	**	54,176,756
*	BTC US Debt Index W	1,981,501	**	40,079,530
*	Clearbridge Value Equity CIF R1	5,196,462	**	86,469,131
*	Cohen & Steers US Realty Shares	7,023,081	**	76,692,043
*	Fidelity Low-priced Stock Pool	8,462,703	**	91,397,188
*	Fisher Investments Emerging Markets Equity Collective Trust	310,535	**	3,229,567
*	PIMCO Diversified Real Asset Trust	882,663	**	12,048,350
*	Royce PC Trust R IS	12,132,302	**	114,892,900
*	Thornburg International Equity Fund	6,395,161	**	85,233,125
*	Vangard Target 2015	2,683,290	**	116,642,624
*	Vangard Target 2025	3,543,337	**	152,611,507
*	Vangard Target 2035	3,859,724	**	165,852,312
*	Vangard Target 2045	1,447,986	**	63,117,724
*	Vangard Target 2055	108,211	**	5,792,546
*	Vanguard Target Retirement	813,130	**	36,501,424
*	SSBK Government STIF Fund(Managed Income Fund)	728,065	**	728,065
*	SSBK Government STIF Fund(Equity Income TRP Fund)	6,095,248	**	6,095,248
*	SSBK Government STIF Fund(Small Mid Cap Growth by Delaware)	2,724,211	**	2,724,211
*	SSBK Government STIF Fund(Large Cap Growth Fund)	1,738,191	**	1,738,191

	Total Collective Trust Funds		-	$1,294,993,803

	Registered Investment Companies - Mutual Funds:
*	Eaton Vance Floating-Rate & High Income Fund Class I	926,968	**	8,129,509
*	JPMorgan US Government Money Market Portfolio	76,846,560	**	76,846,561
*	Vanguard Prime Cap Core Fund	3,411,127	**	73,816,780
*	Fidelity Institutional Cash Portfolio (NextEra Energy, Inc. Stock Fund)	4,145,167	**	4,145,167
*	Fidelity Institutional Cash Portfolio(NextEra Energy, Inc. Stock LESOP Fund)	7,228,596	**	7,228,596
*	Fidelity Institutional Cash Portfolio(Managed Income Fund)	2,020,594	**	2,020,594
*	Pimco High Yield Portfolio Institutional Class	240,838	**	1,791,838
*	Pimco Asset Back Secs Port-Unl	168,749	**	2,067,171
*	Pimco Emmerg Mkts Fd Inst CL	273,431	**	2,641,340
*	Pimco Intl Port Fund (unlisted)	1,509,509	**	7,351,310
*	Pimco Inv Grd Corp Port (unlisted)	1,281,678	**	12,855,229
*	Pimco Mtg Port Instl Cl (unlisted)	2,039,933	**	22,133,277
*	Pimco Muni Sectr Port Instl Cl	115,883	**	952,554
*	Pimco Real Retrn Bd Fd Inst Cl	1,257,963	**	11,032,332
*	Pimco Short Term Port Instl Cl	189,746	**	1,804,480
*	Pimco Short Tm Flt Nav Port II	854,339	**	8,550,220
*	Pimco US Govt Sector Port Inst	1,480,617	**	13,814,157
*	Pimco Paps Sr Floating Rate Portfolio	29,312	**	289,020

	Total Registered Investment Companies		-	$257,470,135

	U.S. Treasury Notes:
	UST NOTES 0.625% 12/15/16	20,580,000	**	20,572,342
	USTN .75% 01/15/17	4,904,000	**	4,924,438
	USTN 1.5% 01/31/19	5,355,000	**	5,390,285
	USTN 1.625% 04/30/19	5,477,000	**	5,510,213
	USTN 0.875% 10/15/17	12,714,000	**	12,685,190
	USTN 0.375% 10/31/16	3,088,000	**	3,076,462
	USTN 1% 12/15/17	2,274,000	**	2,269,909
	USTN 1% 9/30/16	7,431,000	**	7,503,103
	USTN .875% 11/30/16	18,049,000	**	18,139,736
	USTN 1.375% 2/28/19	8,070,000	**	8,060,421
	USTN .875% 4/30/17	26,729,000	**	26,796,213
	USTN .750% 6/30/17	14,374,000	**	14,315,911
	UST NOTE .875% 1/31/18	11,434,000	**	11,379,388
	UST NOTES 1.625% 06/30/2019	14,889,000	**	14,926,891

	Total U.S. Treasury Notes		-	$155,550,502

	Government Agency Notes:
	FHLB 0.875% 05/24/17	1,140,000	**	1,139,349
	FHLB 0.62% 11/23/16	1,890,000	**	1,889,782
	FNMA .875% 2/8/18	362,000	**	359,141
	FNMA 1.875% 09/18/18	4,725,000	**	4,827,521
	FNMA 1.625% 11/27/18	2,888,000	**	2,912,989
	FNMA 1.75% 11/26/19	11,762,000	**	11,788,517
	FHLMC 1.25% 5/12/17	1,250,000	**	1,261,715
	FHLMC .75% 1/12/18	558,000	**	552,001
	FHLMC 0.875% 02/22/17	1,752,000	**	1,760,428

	Total Government Agency Notes		-	$26,491,443

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Mortgage Backed Securities:
	BACM 2006-2 A4 CSTR 5/45	167,000	**	174,676
	BACM 2006-4 A1A CSTR 7/46	595,314	**	633,067
	BACM 2006-4 A4 5.634 7/46	313,332	**	329,302
	BSCMS 2005-PWR8 A4 4.674 6/41	295,953	**	298,465
	BSCMS 2005-T18 A4 4.933% 2/42	98,237	**	98,646
	BSCMS 2006-PW12 A1A CSTR 9/38	437,937	**	462,393
	BSCMS 2006-PW13 A1A 5.533 9/41	571,246	**	608,482
	BSCMS 2006-PW14 A1A 5.189	243,659	**	259,435
	BSCMS 2006-T22 A1A CSTR 4/38	579,963	**	608,208
	CD 06-CD2 A1B CSTR 1/46	936,816	**	971,707
	CD 2005-CD1 A4 CSTR 7/44	215,261	**	219,708
	CD 2007-CD5 A1A 5.8% 11/44	637,456	**	694,306
	CGCMT 2006-C5 A1A 5.425 10/49	793,638	**	845,126
	CGCMT 2006-C5 A4 5.431 10/49	330,000	**	350,938
	COMM 2012-CR1 A1 1.116% 5/45	6,929	**	6,937
	COMM 2012-CR1 A2 2.35% 5/45	320,000	**	325,502
	COMM 2012-CR2 A1 .824% 08/45	93,048	**	92,928
	COMM 2012-CR5 A1 0.673% 12/45	187,731	**	187,142
	COMM 2013-CR9 A1 1.3440% 7/45	125,960	**	126,834
	COMM 2014-CR17 A2 3.012% 05/47	490,000	**	508,167
	COMM 2014-CR18 A2 2.924% 07/47	380,000	**	391,032
	FHLG 5.50% 3/34 #G01665	128,333	**	145,048
	FHLG 5.50% 5/34 #Z40042	957,313	**	1,079,975
	FHLG 7.50% 7/34 #G02115	183,404	**	217,695
	FHLG 10YR 3.00% 8/21 #J16393	180,938	**	188,911
	FHLG 10YR 3.00% 8/21 #J16442	158,366	**	165,344
	FHLG 15YR 4.00% 4/26 #E02867	123,642	**	133,043
	FHLG 15YR 4.00% 9/25 #E02787	242,665	**	261,798
	FHLG 15YR 4.50% 8/18 #E98688	98,871	**	104,391
	FHLG 15YR 4.50% 9/18 #E99205	37,224	**	39,339
	FHLG 15YR 4.50% 10/18 #E99833	51,366	**	54,285
	FHLG 15YR 4.50% 11/18 #B10931	31,301	**	33,109
	FHLG 15YR 5.00% 3/19 #G13052	139,672	**	147,679
	FHLG 15YR 5.00% 4/20 #G13598	194,397	**	205,842
	FHLG 15YR 5.50% 4/18 #G11389	34,359	**	36,204
	FHLG 25YR 5.50% 7/35 #G05815	87,193	**	98,550
	FHLM AR 12M+187.9 10/42#849255	345,366	**	363,824
	FHLM ARM 2.98% 8/41 #1B8533	132,341	**	138,069
	FHLM ARM 3.07% 9/41 #1B8608	79,299	**	83,123
	FHLM ARM 3.58% 4/40 #1B4702	57,136	**	61,415
	FHLM ARM 4.199% 8/36 #848185	32,721	**	35,137
	FHLM ARM 4.941% 11/35 #1J1228	72,633	**	77,673
	FHLM ARM 3.224% 4/41#1B8179	40,805	**	42,928
	FHLM ARM 3.242% 9/1/41#1B8659	35,615	**	37,378
	FHLM ARM 3.283 6/1/41	50,679	**	53,094
	FHLM ARM 3.464% 5/1/41#1B8304	43,834	**	46,279
	FHLM ARM 3.53% 4/40 #1B4657	69,066	**	74,235
	FHLM ARM 3.627% 6/1/41#1B8372	59,520	**	62,984
	FHLM ARM 3.717% 05/41#1B8124	49,979	**	52,947
	CFGNR 2011-150 D 3% 4/37	36,682	**	37,342
	CGCMT 13-GC11 A1 0.672% 12/17	206,611	**	205,856
	COMM 06-C8 A4 5.306% 12/46	624,504	**	664,315
	COMM 2006-C7 A1A CSTR 6/46	674,416	**	711,940
	COMM 2006-C7 A4 CSTR 6/46	645,038	**	679,297
	COMM 2006-C8 A1A 5.292 12/46	508,996	**	546,090
	COMM 2013-LC6 A1 .7240% 1/46	155,124	**	154,405
	DBUBS 2011-LC3A A1 2.238 8/44	34,886	**	35,242
	FHR 2010-3645 KP 5% 02/40	471,751	**	525,460
	FHR 2011-3938 BE 2% 10/21	402,299	**	409,547
	FHR 2382 MB 6% 11/16	17,291	**	18,040
	FHR 3117 JF 1ML+30 2/36	158,840	**	159,585
	FHR 3696 AE 1.2% 7/15	7,913	**	7,919
	FHR 3741 HD 3% 11/15/39	210,356	**	217,313
	FHR 3763 QA 4% 4/34	218,819	**	229,793
	FHR 3820 DA 4% 11/35	230,575	**	246,345
	FHR 3943 EF 1ML+25 2/26	268,760	**	269,268
	FHR 4046 LA 3% 11/2026	607,222	**	632,719
	FHR 4176 BA 3% 2/33	334,731	**	346,281
	FHR 4181 LA 3% 3/37	476,333	**	492,802
	FHR SER 4221 CLS GA 1.4% 7/23	812,751	**	811,224
	FNR 2003-74 PG 4.5% 8/18	80,191	**	84,064
	FNR 2005-106 UF 1ML+30 11/35	152,513	**	153,374
	FNR 2005-90 FC 1ML+25 10/35	157,675	**	158,278
	FNR 2008-29 BG 4.7% 12/35	59,770	**	62,172

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNR 2008-95 AD 4.5% 12/23	182,553	**	189,950
	FNR 2010-123 DL 3.5% 11/25	67,369	**	69,706
	FNR 2010-135 DE 2.25% 4/24	165,267	**	169,158
	FNR 2010-143 B 3.5% 12/25	117,813	**	122,509
	FNR 2011-23 AB 2.75% 6/25/20	97,308	**	99,859
	FNR 2011-88 AB 2.5% 9/26	127,229	**	130,488
	FNR 2011-99 DV 5% 01/26	456,474	**	486,997
	FNR 2012-15 FP 1ML+38 6/40	498,046	**	500,322
	FNR 2013-16 GP 3% 03/33	680,456	**	707,105
	FNR 2013-9 FA 1ML+35 03/42	756,946	**	760,508
	GECMC 2005-C2 A4 CSTR 5/43	624,690	**	628,424
	GECMC 2006-C1 A1A CSTR 3/44	653,072	**	681,802
	GECMC 2006-C1 A4 CSTR 3/44	499,837	**	514,460
	GMACC 2004-C2 A4 5.301% 8/38	2,783	**	2,799
	GNR 13-41 PA 2.5% 04/40	422,905	**	434,325
	GNR 2010-112 PM 3.25% 9/33	7,544	**	7,567
	GNR 2010-120 FB 1ML+30 9/35	142,846	**	143,123
	GNR 2010-99 PT 3.5% 8/33	9,181	**	9,212
	GSMS 2006-GG6 A1A CSTR 4/38	319,662	**	332,987
	GSMS 2006-GG6 A4 CSTR 4/38	647,000	**	666,921
	GSMS 2006-GG8 A1A 5.547 11/39	326,724	**	349,378
	GSMS 2006-GG8 A4 5.56% 11/39	387,456	**	411,981
	GSMS 2012-GC6 A1 1.282% 1/45	49,926	**	50,158
	GSMS 2013-GC10 A1 .696% 2/46	45,221	**	45,075
	GSMS 2013-GC10 A2 1.84% 2/46	160,000	**	160,466
	GSMS 2013-GC12 A1 VAR 06/46	204,989	**	203,352
*	JPMCC 2005-LDP2 A3 4.697 7/42	941	**	945
*	JPMCC 2006-CB16 A1A 5.546 5/45	904,561	**	962,214
*	JPMCC 2006-LDP7 A1A CSTR 4/45	699,402	**	742,645
*	JPMCC 2006-LDP7 A4 CSTR 4/45	420,000	**	440,671
*	JPMCC 2007-LD11 A2 CSTR 6/49	4,657	**	4,670
*	JPMCC 2012-C6 A2 2.2058% 5/45	370,000	**	377,521
*	JPMCC 2013-C10 .7302% 12/15/47	153,639	**	152,481
	FNMA 6.50% 7/32 #545759	30,594	**	35,755
	FNMA 6.50% 7/32 #545762	18,183	**	21,249
	FNMA 6.50% 7/35 #745092	19,265	**	22,480
	FNMA 6.50% 8/36 #888034	26,171	**	30,568
	FNMA 6.50% 12/32 #735415	18,284	**	21,361
	FNMA 15YR 3.50% 1/26 #AL1168	197,361	**	210,442
	FNMA 15YR 3.50% 3/27 #AL1746	820,912	**	875,576
	FNMA 15YR 6.00% 12/16 #545375	2,569	**	2,674
	FNMA 15YR 6.00% 12/17 #254547	1,045	**	1,107
	FNMA 15YR 6.50% 8/15 #535511	1,334	**	1,353
	FNMA 15YR 7.00% 11/18 #555999	781	**	816
	FNMA 5.50% 11/34 #310105	684,466	**	772,255
	FNMA 6.50% 12/35 #AD0723	103,072	**	120,380
	FNMA 6.50% 8/36 #888544	87,865	**	102,375
	FNMA 6.50% 8/36 #AE0746	78,843	**	90,233
	FNMA ARM 2.57% 10/41 #AH5261	153,052	**	159,262
	FNMA ARM 2.61% 4/35 #995609	32,601	**	34,957
	FNMA ARM 2.69% 9/41 #AH5260	221,364	**	231,497
	FNMA ARM 3.01% 8/41 #AI4358	45,215	**	47,174
	FNMA ARM 3.47% 3/40 #AD0820	64,691	**	69,307
	FNMA ARM 3.60% 3/40 #AD1555	99,600	**	107,058
	FNMA ARM 4.21% 5/35 #889946	87,368	**	92,909
	FNMA ARM 4.285% 7/33#AD0066	30,691	**	32,658
	FNMA ARM 4.30% 2/35 #995017	725,614	**	770,939
	FNMA ARM 4.53% 12/34 #802852	61,918	**	66,160
	FNMA ARM 4.68% 11/34 #735011	66,572	**	71,160
	FNMA ARM 06/42#AO2244	61,515	**	63,606
	FNMA ARM 09/41#AI9813	35,523	**	37,167
	FNMA ARM 10/41#AJ3399	15,870	**	16,642
	FNMA ARM 11/40#AE6806	31,924	**	33,565
	FNMA ARM 3.228% 7/41#AI3469	62,250	**	65,573
	FNMA ARM 3.365% 10/41#AI6819	29,274	**	30,864
	FNMA ARM 3.545% 07/41#AI6050	65,914	**	69,667
	FNMA ARM 4.512% 12/36 #995606	102,406	**	109,465
	FNMA ARM 4.53% 10/35 #995414	82,683	**	88,069
	FNMA ARM 4.55% 10/35 #995415	334,290	**	356,985
	GNMA 30YR 5.5% 06/35#783800	122,435	**	139,898
	LBUBS 2006-C6 A1A CSTR 9/39	582,508	**	617,477
	LBUBS 2006-C6 A4 5.372% 9/39	381,000	**	403,901
	LBUBS 2007-C7 A3 5.886% 9/45	278,828	**	307,244
	MLCFC 2006-3 A4 CSTR 7/46	1,335,714	**	1,413,019
	MLMT 2005-CKI1 A1A CSTR 11/37	166,244	**	171,525
	MLMT 2006-C2 A1A CSTR 8/43	549,091	**	583,549

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	MSBAM 2014-C14 A2 2.916% 1/47	566,000	**	585,018
	MSC 2006-HQ9 A4 CSTR 7/44	428,972	**	452,378
	MSC 2006-IQ11 A1A CSTR 10/42	571,754	**	600,986
	MSC 2007-IQ13 A1A 5.312% 3/44	201,969	**	217,322
	MSC 2007-T27 A1A CSTR 6/42	768,261	**	835,540
	UBSBB 2012-C2 A1 1.006% 5/63	212,213	**	212,423
	UBSBB 2012-C4 A1 .6728 12/45	164,078	**	163,270
	UBSBB 2013-C6 A1 .805% 4/46	173,993	**	172,912
	UBSCM 2012-C1 A1 1.032% 5/45	85,150	**	85,455
	UBSCM 2012-C1 A2 2.180% 5/45	330,000	**	335,882
	WBCMT 2006-C23 A1A CSTR 1/45	624,817	**	651,735
	WBCMT 2006-C23 A5 CSTR 1/45	680,000	**	707,548
	WBCMT 2006-C24 A1A CSTR 3/45	534,885	**	559,940
	WBCMT 2006-C25 A1A CSTR 5/43	461,187	**	482,867
	WBCMT 2006-C25 A5 CSTR 5/43	180,000	**	189,369
	WBCMT 2006-C26 A1A CSTR 6/45	578,679	**	615,629
	WBCMT 2006-C27 A3 CSTR 7/45	196,010	**	206,238
	WBCMT 2006-C29 A1A 5.297 11/48	865,107	**	926,535
	WBCMT 2007-C31A A2 5.421% 4/47	34,168	**	34,299
	WFCM 2013-LC12 A1 1.676% 7/46	552,624	**	553,622
	WFRBS 13-C14 A1 .836% 6/15/46	126,542	**	126,058
	WFRBS 2011-C5 A1 1.456 11/44	44,400	**	44,691
	WFRBS 2012-C8 A1 .864% 8/45	146,302	**	146,319
	WFRBS 2012-C8 A2 1.881% 8/45	360,000	**	363,705
	WFRBS 2013-C11 A1 .799% 03/45	94,112	**	93,923
	WFRBS 2013-C14 A2 2.133% 6/46	150,000	**	151,426

	Total Mortgage Backed Securities		$-	$48,666,761

	Asset Backed Securities:
	ALLYA 2013-1 A3 .63% 5/15/17	738,493	**	738,838
	ALLYL 2014-SN1 A3 .75% 02/17	387,000	**	386,411
	AMXCA 2012-2 A .68% 3/18	1,910,000	**	1,912,038
	AMXCA 2012-5 A 0.59% 5/18	2,770,000	**	2,769,981
	AMXCA 2013-3 A .98% 05/19	696,000	**	696,063
	AMXCA 2014-2 A 1.26% 1/20	681,000	**	679,750
	AMXCA 2014-3 A 1.49% 04/20	980,000	**	981,538
	BMWLT 2014-1 A3 .73% 02/17	630,000	**	629,565
	CARMX 2013-3 A3 .97% 11/15/16	550,000	**	551,397
	CARMX 2014-3 A3 1.16% 06/19	411,000	**	409,667
	CARMX 2014-4 A3 1.25% 11/19	332,000	**	331,274
	CCCIT 13-A3 A3 1.11% 7/23/18	610,000	**	614,656
	CCCIT 2013-A6 A6 1.32% 09/18	756,000	**	763,351
	CCCIT 2014 A2 1.02% 02/19	1,032,000	**	1,031,804
	CCCIT 2014-A4 A4 1.23% 04/19	685,000	**	685,495
	CCCIT 2014-A6 A6 2.15% 07/21	662,000	**	668,422
	CCCIT 2014-A8 A8 1.73% 04/20	650,000	**	653,958
	CHAIT 2012-A8 A8 0.54% 10/17	2,270,000	**	2,269,423
	CHAIT 2013-A8 A8 1.01% 10/18	762,000	**	762,328
	CHAIT 2014-A1 A 1.15% 01/19	1,890,000	**	1,890,038
	CHAIT 2014-A7 A 1.38% 11/19	829,000	**	826,214
	COMET 2013-A1 A1 .63% 11/18	2,034,000	**	2,032,969
	COMET 2013-A3 A3 .96% 9/19	894,000	**	891,089
	COMET 2014-A2 A2 1.26% 01/20	690,000	**	689,545
	COMET 2014-A5 A 1.48% 07/20	1,640,000	**	1,641,448
	DCENT 2013-A2 A2 .69% 07/18	1,850,000	**	1,848,249
	DCENT 2013-A5 A5 1.04% 04/19	758,000	**	757,604
	DCENT 2014-A3 A3 1.22% 10/19	685,000	**	684,203
	DCENT 2014-A4 A4 2.12% 12/21	639,000	**	641,026
	DCENT 2014-A5 A 1.39% 04/20	1,305,000	**	1,303,081
	FORDL 2013-B A3 .76% 09/16	290,000	**	290,281
	FORDL 2014-A A3 .68% 04/17	331,000	**	330,799
	FORDO 2013-A A3 .55% 07/17	397,146	**	397,153
	GEMNT 2012-1 A 1.03% 1/18	730,000	**	730,477
	GEMNT 2012-5 A 0.95% 6/15/18	980,000	**	981,983
	HAROT 2013-1 A3 .48% 12/15	664,378	**	664,369
	HAROT 2013-2 A3 .53% 2/17	270,000	**	270,055
	HAROT 2013-3 A3 0.77% 05/17	450,000	**	450,541
	HART 2013-A A3 0.56% 7/17	460,371	**	460,645
	HART 2013-B A3 .71% 09/17	660,000	**	660,638
	HART 2013-C A3 1.01% 02/18	210,000	**	210,698

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	HART 2014-A A3 0.79% 07/18	344,000	**	343,687
	MBALT 2013-B A3 0.62% 07/16	580,000	**	580,405
	MBALT 2014-A A3 .68% 12/16	510,000	**	510,130
	MBART 2013-1 A3 0.78% 08/17	470,000	**	470,827
	NALT 2012-B A4 0.74% 9/18	199,000	**	199,125
	NALT 2014-A A3 .80% 02/17	373,000	**	372,883
	NAROT 2013-B A3 0.84% 11/17	660,000	**	660,880
	NEF 2005-1 A5 4.74% 10/45	133,337	**	132,808
	SLMA 2012-7 A2 1ML+28 9/19	370,000	**	369,502
	VALET 2013-1 A3 .56% 8/17	553,709	**	553,297
	VALET 2013-2 A3 0.7% 04/18	752,000	**	749,919
	VALET 2014-1 A3 .91% 10/22/18	454,000	**	452,054
	VWALT 2013-A A3 0.84% 07/16	490,000	**	490,954
	VWALT 2014-A A3 .80% 4/20/17	517,000	**	515,477
	WOART 2013-A A3 .64% 4/16/18	320,000	**	319,889
	WOART 2014-B A3 1.14% 1/20	602,000	**	598,978
	WOLS 2013-A A3 1.10% 12/16	700,000	**	702,914
	WOLS 2014-A A3 1.16% 09/17	463,000	**	464,224

	Total Asset Backed Securities			$44,677,017

	Corporate Bonds:
	APPLE INC 1% 5/3/18	1,388,000	**	1,368,291
	APPLE INC 2.85% 5/6/21	510,000	**	523,930
	AUSTRALIA & NZ 1.875% 10/06/17	393,000	**	398,330
	AUSTRALIA & NZ 1.45% 5/15/18	370,000	**	365,938
	ANZ NY BRAN 1.25% 1/10/17	350,000	**	352,205
	AUST & NZ BKG NY 2.25% 6/13/19	710,000	**	714,200
	BANK NOVA SCOTIA 2.8% 07/21/21	500,000	**	506,431
	BANK OF MONTREL 2.375% 1/25/19	400,000	**	407,961
	BANK OF NY MTN 2.4% 1/17/17	930,000	**	962,781
	BERK HATH INC 1.9% 1/31/17	740,000	**	756,617
	BERKSHIRE HTHWY INC 2.1% 08/19	1,000,000	**	1,014,292
	BK NOVA SCOTIA 1.375 12/18/17	603,000	**	599,497
	BK OF NOVA SCOTIA 2.05% 6/5/19	1,000,000	**	997,866
	CHEVRON CORP NE 1.104% 12/5/17	740,000	**	736,913
	CISCO SYSTEMS I 1.1% 03/17	700,000	**	703,055
	CISCO SYSTEMS INC 2.125% 3/19	690,000	**	698,134
	COCA-COLA CO 1.15% 04/01/18	760,000	**	753,460
	COLGATE-PALMOLIVE 0.9% 5/1/18	483,000	**	472,713
	COMMONWEALTH BK NY 1.4% 09/17	320,000	**	319,691
	COMMONWEALTH BK NY 2.3% 9/6/19	650,000	**	655,082
	COMMONWEALTH NY 2.25% 03/13/19	681,000	**	688,770
	GENERAL ELE CAP CR 1.5 7/12/16	2,070,000	**	2,106,476
	GENERAL ELEC CO 3.375% 3/11/24	602,000	**	628,103
	HSBC USA INC 2.625% 09/24/18	198,000	**	204,485
	INTL FIN CORP .875% 06/15/18	1,321,000	**	1,299,049
*	JPMORGAN CHASE 3.15% 7/05/16	481,000	**	501,960
	MANITOBA (PROV) 1.125% 6/1/18	950,000	**	940,440
	MICROSOFT CORP .875% 11/15/17	117,000	**	115,973
	MICROSOFT CORP 1.625% 12/06/18	1,000,000	**	1,002,217
	MIDAMERICAN ENE 2.4% 03/15/19	750,000	**	766,813
	PEPSICO INC 7.9% 11/01/18	335,000	**	411,970
	PROCTER & GAMBLE 1.6% 11/15/18	689,000	**	688,706
	PUBLIC SVC ELEC 1.8% 06/01/19	700,000	**	694,551
	RABOBANK NDL 1.7% 3/19/18	760,000	**	762,332
	ROYAL BANK CAN 1.45% 09/09/16	329,000	**	332,901
	ROYAL BANK OF CAN 1.2% 1/23/17	451,000	**	453,070
	ROYAL BK CAN GL .85% 03/08/16	550,000	**	551,775
	ROYAL BK CAN GL 1.5% 01/14/18	603,000	**	603,846
	ROYAL BK CANADA 2.3% 7/20/16	213,000	**	219,618
	ROYAL BK CDA 2.2% 7/27/18	769,000	**	784,773
	ROYAL BK OF CDA 2.15% 03/15/19	340,000	**	343,727
	SAN DIEGO G&E 3% 8/15/21	550,000	**	570,066
	SHELL INTL FIN 1.125% 8/21/17	590,000	**	591,435
	SUMITOMO BKG 2.25% 07/11/19	500,000	**	500,560
	SUMITOMO BKG 2.45% 1/10/19	430,000	**	436,951
	SUMITOMO MITSUI BKG 1.8% 7/17	944,000	**	953,131
	TORONTO DOM 1.4% 4/30/18	760,000	**	757,041
	TORONTO DOM BK 2.125% 7/02/19	340,000	**	341,997
	TORONTO DOM BK 2.5% 7/14/16	717,000	**	742,989
	TORONTO DOMINI 2.375% 10/19/16	767,000	**	788,623
	TORONTO DOMINI 2.625% 09/10/18	754,000	**	779,257
	TORONTO DOMINION 2.25% 11/5/19	490,000	**	492,689
	TOTAL CAP CDA L 1.45% 01/15/18	416,000	**	415,844

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	TOTAL CAP INTL 1.55% 6/28/17	390,000	**	391,406
	TOTAL CAP INTL 2.125% 01/10/19	700,000	**	709,342
	TOTAL CAP INTL 2.75% 06/19/21	340,000	**	341,583
	TOTAL CAPITAL SA 1.5% 2/17/17	390,000	**	394,789
	TOYOTA MOTOR CR 2% 10/24/18	700,000	**	709,363
	TOYOTA MOTOR CRDIT 2.125% 7/19	500,000	**	506,293
	US BANK NA 1.1% 01/30/17	700,000	**	702,684
	US BANK NA CIN 2.125% 10/19	1,451,000	**	1,451,692
	WAL MART STORES 3.3% 04/22/24	342,000	**	355,283
	WAL-MART STORES 1.125% 4/18	762,000	**	755,166
	WELLS FARGO & CO 2.15% 1/15/19	642,000	**	650,063
	WELLS FARGO 1.5% 01/18	1,500,000	**	1,502,105
	WELLS FARGO 3% 01/22/21	635,000	**	655,345
	WELLS FARGO&COM 3.676% 6/15/16	650,000	**	681,429
	WESTPAC BANK CORP 1.2% 5/19/17	680,000	**	677,977
	WESTPAC BANKING 1.5% 12/01/17	330,000	**	330,055
	WESTPAC BANKING CRP 2% 8/14/17	703,000	**	717,689
	WPACBKG 1.6% 1/12/18	402,000	**	404,995

	Total Corporate Bonds		-	$46,716,784

	Wrapper Contracts:
	GIC State Street Bank and Trust Company Boston Contract # 107049		**	35,361
	GIC Monumental Life Insurance Company Contract # MDA01058TR-00		**	36,551

	Total Wrapper Contracts		-	$71,912

		3.25%
*	Participant loans	Maturing 2015 - 2020	**	71,873,571

	Total investments at year end		282,088,752	3,674,591,301

	* Party-in-interest
	** Historical cost is disclosed only for non-participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2015	NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

By:	/s/ DEBORAH H. CAPLAN
Deborah H. Caplan Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe Horwath LLP